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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THE OILGEAR COMPANY
(Name of Issuer)
COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)
678042 10 2
(CUSIP Number)
DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	678042 10 2

1	NAMES OF REPORTING PERSONS: Thomas J. Price

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		64,301*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		298,683*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		64,301*

WITH:	8	SHARED DISPOSITIVE POWER:

298,683*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

362,984*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13G
THOMAS J. PRICE
THE OILGEAR COMPANY
Item 1.
(a)	Name of Issuer:

The Oilgear Company

(b)	Address of Issuer’s Principal Executive Offices:

2300 South 51st Street P.O. Box 343924 Milwaukee, WI 53234-3924
Item 2.
(a)	Name of Person Filing:

Thomas J. Price

(b)	Address of Principal Business Office or, if none, Residence:

c/o The Oilgear Company 2300 South 51st Street P.O. Box 343924 Milwaukee, WI 53234-3924

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $1.00 par value

(e)	CUSIP No.:

678042 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership (at December 31, 2005)
(a)	Amount Beneficially Owned:

362,984 shares (The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement as to which the undersigned shares the power to vote or direct the vote or the power to dispose or direct the disposition of or as to those held by the undersigned’s spouse.)

(b)	Percent of Class:

18.03% (based upon 2,012,255 shares of Common Stock outstanding at December 31, 2005 and exercisable options for 875 additional shares).
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
64,301 shares (includes options to purchase 875 shares exercisable currently or within 60 days after December 31, 2005, 38,112 shares allocated to the account of the undersigned in The Oilgear Savings Plus Plan (401(k) plan), 6,025 shares allocated to the account of the undersigned in The Oilgear Company Stock Retirement Plan and 435 shares held by the undersigned’s spouse).
(ii)	Shared power to vote or to direct the vote
298,683 shares (includes 58,650 shares held by the Oilgear Ferris Foundation, Inc., a private charitable foundation funded by The Oilgear Company, and 240,033 shares held in the Oilgear Salaried Retirement Plan as to each of which Mr. Price shares voting and investment power with another officer of The Oilgear Company).
(iii)	Sole power to dispose or to direct the disposition of
64,301 shares (includes options to purchase 875 shares exercisable currently or within 60 days after December 31, 2005, 38,112 shares allocated to the account of the undersigned in The Oilgear Savings Plus Plan (401(k) plan), 6,025 shares allocated to the account of the undersigned in The Oilgear Company Stock Retirement Plan and 435 shares held by the undersigned’s spouse).
(iv)	Shared power to dispose or direct the disposition of
298,683 shares (includes 58,650 shares held by the Oilgear Ferris Foundation, Inc., a private charitable foundation funded by The Oilgear Company, and 240,033 shares held in the Oilgear Salaried Retirement Plan as to each of which Mr. Price shares voting and investment power with another officer of The Oilgear Company).

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006

/s/ Thomas J. Price
Thomas J. Price